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                           AMENDMENT DATED AUGUST 11, 1997
                                  TO THE ARBOR FUND
                                 INVESTMENT ADVISORY
                           AGREEMENT DATED AUGUST 31, 1995
                                    BY AND BETWEEN
                         CITIZENS COMMERCIAL AND SAVINGS BANK
                                         AND
                        NICHOLAS-APPLEGATE CAPITAL MANAGEMENT


THIS AMENDMENT will join The Arbor Fund (the "Trust") as a party to the Investments Sub-Advisory Agreement dated August 31, 1995 by and between Citizens Bank (formerly Citizens Commercial and Savings Bank) and Nicholas-Applegate Capital Management (the "Agreement).

FURTHER, Section 6 of the Agreement shall be replaced in its entirety with the following:

     6. COMPENSATION. For the to be provided by the Sub-Adviser pursuant to this Agreement, the Trust will pay the Sub-Adviser, and the Sub-Adviser agrees to accept as full compensation therefor, a sub-advisory fee at an annual rate of .40% of the average daily net assets of the Fund. This fee will be computed daily and paid to the Sub-Adviser monthly.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the date first above written.

                              CITIZENS BANK
                              BY:       /s/ Dana A. Czmer
                              NAME:     Dana A. Czmer
                              TITLE:    SVP & Trust Officer

                              NICHOLAS-APPLEGATE MANAGEMENT
                              BY:       /s/ E. Blake Moore Jr.
                              NAME:     E. Blake Moore Jr.
                              TITLE:    General Counsel

                              THE ARBOR FUND
                              BY:       /s/ Barbara A. Nugent
                              NAME:     Barbara A. Nugent
                              TITLE:    VP & Asst. Secretary